

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
206 Tongbo Street, Boyaxicheng Second Floor
Zhengzhou City, Henan Province
People's Republic of China 450007

> **Re:**   **ZST Digital Networks, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 001-34488**

Dear Mr. Bo:

   We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

General

1. We note a press release issued by the Chairman and Chief Executive Officer of ZST Digital Networks, Inc., Mr. Zhong Bo, on April 29, 2011 discussing the reasons behind the differences between Chinese State Administration of Industry and Commerce (SAIC) reports and Securities and Exchange Commission periodic reports. Please address the possibility that there may be differences between the two sets of financials included in the respective reports and the effect these differences may have on your operations and financial condition. Specifically discuss how investors could interpret the differences between the reports negatively and the potential affect this may have on your stock price. Additionally, please include appropriate risk factor disclosure addressing these

differences.

2. Further, please provide us with an update on your voluntary review of your 2008 and 2009 SAIC filings to determine if the filings should be amended.

Item 1. Business

3. We note detailed disclosure of your organizational structure and historical background in the Notes to the Financial Statements beginning on page F-8. Please additionally include this background information, along with the chart diagramming your organizational structure, in your Item 1, Business disclosure.

4. Clarify the roles that World Orient Universal Limited, Global Asia Universal Limited and Everfair Technologies, Ltd. play in your corporate structure. Your disclosure indicates that these entities do not conduct operations.

Well-Established Distribution Channels, page 5

5. Disclose what other markets of China you are able to access due to your "well-established network of distributors."

Employees, page 12

6. We note that although you are required under PRC law to make contributions to a housing accumulation fund for employees you are currently not doing so. Tell us whether or not you are accruing for this contingency and if not, discuss the accounting literature you considered in determining your accounting policy.

Item 1.A. Risk Factors

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties…, page 22

7. Please address the likelihood that the PRC regulatory authorities may view the acquisition of Zhengzhou ZST by Everfair and the Share Exchange as a Related Party Acquisition, thus potentially invalidating your acquisition and ownership of Zhengzhou ZST. Additionally, if you lose ownership control of Zhengzhou ZST, expand your disclosure to discuss the difficulty you may have in re-establishing control of Zhengzhou ZST's business operations through a series of contractual arrangements. Reference all applicable PRC regulations and Circulars in your discussion.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted…, page 24

8. Disclose your current registered capital and indicate whether the allocations you have

made to your statutory reserve fund to date comply with the applicable PRC laws and regulations. To the extent that it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Under the New EIT Law, we, World Orient, Global Asia and EverFair may be classified as "resident enterprises" of China for tax purpose…, page 27

9. Explain why it "remains unclear" how the PRC tax authorities will determine the tax treatment of a foreign company such as yours considering your PRC subsidiary, World Orient, Global Asia and EverFair all have members of management located in China. Please provide an analysis as to whether you will be taxed under the New EIT Law.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Multiple Deliverables, page 39

10. Tell us how you determine the VSOE used in the allocation of your GPS revenues between the unit, installation, and the subscription service. Tell us if you typically have GPS device sales that do not include the related services. Also tell us if you have sold the service separately.

Liquidity and Capital Resources, page 43

11. Please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations and anticipated capital expenditures for at least the next twelve months.   In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 10. Directors, Executive Officers and Corporate Governance, page 49

12. Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K. We note your current disclosure is generic and does not address specific qualifications or attributes of each director on an individual basis.

Employment Agreements, page 54

Chairman Zhong Bo, page 54

13. Provide the definition of "cause" and "good reason" as discussed in connection with your employment agreements.

Zhong Lin, page 54

14. Describe the specific termination events that, if they occur, would cause Mr. Zhong to be required to return a pro-rata amount of the retention bonus to the Company.

Form 10-Q for period ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Gross Margin, page 24

15. Please discuss whether, pursuant to your agreement with China Unicom, your customers were required to subscribe with China Unicom for telecommunication service related to GPS tracking and location service subsequent to subscribing with you for GPS tracking and location service. Additionally, expand your disclosure to discuss how much you are paying in China Unicom subscription expenses for your customers since the first year's contract expired. Disclose when the first year's contract expired and describe how long you anticipate paying your customers' subscription expenses under the agreement. Finally, if material, provide prospective disclosure addressing the effect these subscription expenses can have on your financial condition going forward.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anh Q. Tran, Esq.
        K&L Gates